FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), G Marcus,
J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires

Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
Andrew.davidson@goldfields.co.za

MEDIA RELEASE

Jacobsz to Head Up North American Investor and
Media Relations for Gold Fields

Johannesburg, 31 July 2007: Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) is pleased to announce that
Willie Jacobsz has been appointed to head up Investor and
Media Relations for Gold Fields in North America.
Ian Cockerill, Chief Executive Officer of Gold Fields said: “Over the past year Gold Fields’ shareholder base in North America has seen significant growth, to the extent that more than half of our shareholders now reside in that market. Because of the
growing importance of the North American markets to Gold
Fields, we have decided to redeploy Willie to North America.
He is a seasoned Gold Fields executive with an intimate
knowledge of the Company and well-known in that market.”

Willie has been with Gold Fields for 18 years, and a member of the Group Executive Committee, heading up Corporate Affairs
and Investor Relations, for the past six years. Since the start of
2007 he headed up Sustainable Development and Corporate
Affairs.

As a consequence of this move Jacobsz will relinquish
executive responsibility for the Corporate Affairs portfolio to
Nerina Bodasing, who will also retain her current portfolio as
Group Head of Investor Relations.

Willie, who will retain executive responsibility for the Group’s
Sustainable Development Portfolio, will be based in Boston.
-ends-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2007

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs